SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated October 11, 2006.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

CGI-AMS and State of Wyoming Sign Five-Year, US$22.6 Million Contract

Renewal to Host ERP Applications

Fairfax, Virginia – October 11, 2006 – CGI-AMS Inc., the wholly-owned U.S. operating subsidiary of CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB), today announced a five-year, US$22.6 million contract to host and operate the Advantage ERP system for the State of Wyoming. Managed Advantage is CGI’s built-to-serve hosting program developed specifically for government Advantage ERP clients.

The award continues a successful partnership between the State and CGI-AMS that began in 1991. Since 2002, the State has relied on CGI’s Managed Advantage offering to manage their 9,500 employees and US$4 billion annual budget, freeing up valuable State resources to focus on the business of government. Managed Advantage delivers full-scope technology and operations management to help organizations derive maximum value from their AMS Advantage investment. With Managed Advantage, the State sets the course and retains control of the application and the data, while CGI manages day-to-day-operations.

“Our partnership with Wyoming demonstrates its commitment to providing citizens with efficient government services through predictable costs using quality procedures grounded in proven industry standards,” said Donna Morea, President of CGI-AMS. “It is the first state to have a fully outsourced suite of ERP applications, enabling it to focus on the business of government.”

“With CGI’s Managed Advantage team of experts, the State of Wyoming has a solid partnership built on a relationship of honest interaction, focused on client satisfaction and success,” said Max Maxfield, State Auditor, “With this single point of accountability we receive faster resolution time and increased value for our dollar.”

For over 30 years, CGI has been a trusted partner to the public sector, applying their deep industry knowledge with off-the-shelf solutions to help customers achieve their unique goals for service excellence. Managed Advantage compliments their web-based AMS Advantage ERP solution, providing public sector customers with a single vendor option for software, services and hosting to overcome the challenges associated with evolving business requirements and shortage of IT and business staff. With Managed Advantage, CGI partners with their customers as one team, each dependent on and vested in the success of the other.

Through our leading ERP suite AMS Advantage, CGI helps 190+ state and local organizations better serve 90+ million citizens. Designed exclusively to support the business of government, CGI’s AMS Advantage solution can be hosted through our Managed Advantage program. Combining industry best practices with technology capabilities and scale, CGI reduces the complexity of clients’ day-to-day operations through the reliable and accountable hosting of their AMS Advantage ERP environment.

About CGI-AMS

CGI-AMS Inc. is the wholly-owned U.S. operating subsidiary of CGI Group Inc. Founded in 1976, CGI Group Inc. is one of the largest independent information technology (IT) and business process services firms in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the U.S., Europe and Asia Pacific as well as from centers of excellence in Canada and the U.S., Europe and India. CGI's annualized revenue run rate is currently $3.5 billion (US$3.1 billion) and at June 30, 2006, CGI's order backlog was $13.3 billion (US$11.9 billion). CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of the Ontario Securities Act, as amended. These statements and this information represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information.

These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (“MD&A”) in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in CGI’s annual and quarterly MD&A and Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. Except to the extent required by law, CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:

Investors

Lorne Gorber

Vice-President, Global Communications and

Investor Relations

lorne.gorber@cgi.com

(514) 841-3355

Media

Philippe Beauregard

Director, Public Affairs

philippe.beauregard@cgi.com

(514) 841-3218

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: October 11, 2006	By /s/ David G. Masse
Name:	David G. Masse
Title:	Assistant Corporate Secretary